May 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Melissa N. Rocha
Senior Assistant Chief Accountant

Re:	RPM International Inc.
Form 10-K for the Fiscal Year Ended May 31, 2014
Filed August 14, 2014
Form 10-Q for the Fiscal Period Ended February 28, 2015
Filed April 8, 2015
Response Dated April 15, 2015
File No. 1-14187

Dear Ms. Rocha:

On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated April 23, 2015. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.

Form 10-Q for the Period Ended February 28, 2015

Note 2 — Specialty Products Holding Corp. (“SPHC”), page 7

SEC Comment #1:

You disclose on page 10 that you have not provided pro forma financial information for the acquisition of SPHC because it did not have a material impact on your financial position or results of operations. Your MD&A on page 36 indicates that acquisitions resulted in an 8.5% increase in net sales for the three months ended February 28, 2015 and a 4.2% increase in net sales for the nine months ended February 28, 2015. Additionally we note that in your January 7, 2015 earnings call, your CFO indicated that the reconsolidation of the SPHC businesses were expected to contribute $170 million to net sales and $0.05 per share to earnings per share for the second half of fiscal 2015.

Securities and Exchange Commission

May 13, 2015

Please tell us how you considered ASC 805-10-50-2(h) and 805-10-50-3 and provide us with the qualitative and quantitative analysis you performed in determining that the acquisition of SPHC would not have a material impact on your financial position or results of operations.

Response:

In determining the impact of SPHC on the Company’s financial position and results of operations, management considered, analyzed and documented the impact of the sales and earnings of SPHC from the date of reconsolidation through February 28, 2015 relative to the Company’s consolidated sales and earnings and the pro forma impact on consolidated net sales and earnings as though the SPHC reconsolidation had occurred at the beginning of the prior fiscal year.

As disclosed by the Company in its MD&A on pages 34 and 36 of its Form 10-Q, acquisitions, including the reconsolidated SPHC businesses, resulted in an 8.5% increase in net sales for the three months ended February 28, 2015 and a 3.1% increase in net sales for the nine months ended February 28, 2015. (Note that the 4.2% increase in net sales included on page 36 of the filing referred to the impact of acquisitions on the Company’s industrial segment net sales for the nine months ended February 28, 2015.) The Company notes that, for comparability, its MD&A analysis discusses the impact of acquisitions completed over the last trailing 12 months, as opposed to acquisitions made since the first day of the current fiscal year. For reference, the aggregation of SPHC with the Company’s other fiscal 2015 acquisitions impacted the Company’s consolidated net sales for the three and nine months ended February 28, 2015 by approximately 7.6% and 2.6%, respectively.

The Company noted that actual sales for SPHC from the reconsolidation date through the end of February 28, 2015 was less than 7% and 2% of the Company’s consolidated net sales for the three and nine months ended February 28, 2015, respectively. For the same period, SPHC incurred a slight pretax loss that approximated 3% and less than 1% of the Company’s consolidated pretax income for the three and nine months ended February 28, 2015, respectively.

Additionally, the Company noted that forecasted net sales of approximately $170 million and forecasted income before income taxes of approximately $1 million for SPHC for the five months from the reconsolidation date through the end of May 31, 2015 is expected to be less than 4% and 1% of consolidated forecasted net sales and pretax income, respectively, for the Company’s full fiscal 2015 actual results. Further, pro forma net sales and pro forma pretax income (assuming pro forma purchase price allocation adjustments for amortization, depreciation and interest expense) for SPHC for the full fiscal 2015 year, as if the Company had reconsolidated the group at the beginning of fiscal 2014, would have

Securities and Exchange Commission

May 13, 2015

represented approximately 8% of the Company’s fiscal 2015 consolidated pro forma net sales and would have resulted in pretax income representing less than 1% of the Company’s pro forma pretax income for fiscal 2015.

Lastly, the Company also noted that pro forma net sales and pro forma pretax income (assuming pro forma purchase price allocation adjustments for amortization, depreciation, inventory step-up and interest expense) for SPHC for the prior fiscal year ended May 31, 2014 would have represented approximately 8% of the Company’s fiscal 2014 consolidated pro forma net sales and would have resulted in a slight pretax loss of less than 1% of the Company’s fiscal 2014 consolidated pro forma pretax income.

While ASC 805 does not provide specific quantitative materiality thresholds, the Company viewed the impact of SPHC on its consolidated sales and earnings for the period to be immaterial based on the results of these analyses and therefore did not include pro forma disclosures in the footnotes to the financial statements.

Additionally, on a qualitative basis, the Company considered other aspects of the SPHC reconsolidation relative to the financial performance of the Company, such as the overall impact of the $0.05 of earnings per share expected to be provided by SPHC during the second half of fiscal 2015 in comparison to management’s current guidance for its fiscal 2015 consolidated results of $2.25 to $2.30 per share, which was not considered material. Included in the $0.05 earnings per share estimate is the contribution of the net income from non-controlling interests, which as a result of the reconsolidation with SPHC, now eliminates in consolidation. It also considered current projections of net sales for SPHC, as well as for the aggregate acquired group in comparison to the total projected net sales of the Company for fiscal 2015 on a consolidated basis. Accordingly, it expects that the impact of the aggregated group of acquisitions completed during fiscal 2015, including the SPHC reconsolidated group, will represent less than 5% of total fiscal 2015 sales for the Company on a consolidated basis. The Company estimates that its other fiscal 2015 acquisitions, in the aggregate, would not significantly impact sales or earnings for any of the periods discussed above.

The Company will continue to monitor each of its fiscal 2015 acquisitions individually and in the aggregate through the reporting period ended May 31, 2015, and if deemed material, will disclose pro forma financial information in accordance with the guidance provided by ASC 805-10-50-2(h) and 805-10-50-3.

Securities and Exchange Commission

May 13, 2015

SEC Comment #2:

As a related matter, please supplementally provide us with your calculations of the significance test for your acquisition of the SPHC businesses in accordance with Article 3-05(b)(2) and Article 1-02(w) of Regulation S-X.

Response:

The Company updated its calculations of significance tests for its recent reconsolidation, which finalized the reorganization process and resulted in the Company “regaining control” of SPHC. In accordance with the guidelines established by Article 3-05(b)(2) and Article 1-02(w) of Regulation S-X, the Company determined that none of the tests of significance exceeded 20%.

As of and for the year ended May 31, 2014, the Company’s total assets were approximately $4.4 billion and income before income taxes was approximately $424 million. As of and for the year ended May 31, 2014, the pre-acquisition consolidated statements for SPHC included total assets of approximately $515 million and income before income taxes of approximately $17 million. Additionally, as disclosed in the Company’s recently filed Form 10-Q for the period ended February 28, 2015, the Company’s investment in SPHC was approximately $564 million. As such, the Company’s investment in SPHC and acquisition of SPHC’s assets represented approximately 12.9% and 11.8%, respectively, of total assets of the Company as of May 31, 2014. Additionally, SPHC’s income before income taxes represented approximately 3.9% of total income before income taxes of the Company for the year ended May 31, 2014.

SEC Comment #3:

Please revise to provide the disclosures required by ASC 852-10-45-21 and 852-40-50-7. In doing so, please also refer to the implementation guidance in ASC 852-10-55-4 through 55-11.

Response:

The Company recognizes that the disclosures required by ASC 852-10-45 and 55 relate to “fresh-start reporting.” The Company determined that fresh-start accounting was not applicable to this event, as share ownership remained unchanged in SPHC’s emergence from bankruptcy. However, the completion of the bankruptcy process allowed the Company to regain control of SPHC, and accordingly, the Company determined that the reconsolidation should be accounted for pursuant to ASC 810 and ASC 805.

Securities and Exchange Commission

May 13, 2015

The Company believes that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Russell L. Gordon
Edward W. Moore
Thomas F. McKee